UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12)

Under the Securities Exchange Act of 1934

Atlantica Sustainable Infrastructure plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Matthew Gilroy

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 47,349,775[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.9%
14	TYPE OF REPORTING PERSON: CO, HC

[1]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 47,349,775[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.9%
14	TYPE OF REPORTING PERSON: CO, HC

[2]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Liberty (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 47,349,775[3]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.9%
14	TYPE OF REPORTING PERSON: CO

[3]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

Item 1. Security and Issue

This Amendment No. 12 (this “Amendment No. 12”) to the Schedule 13D initially filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019 (“Amendment No. 5”), as amended by Amendment No. 6 filed on May 24, 2019, as amended by Amendment No. 7 filed on June 3, 2019, as amended by Amendment No. 8 filed on April 6, 2020, as amended by Amendment No. 9 filed on December 10, 2020, as amended by Amendment No. 10 filed on January 7, 2021, as amended by Amendment No. 11 filed on August 4, 2021 with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and Liberty (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Sustainable Infrastructure plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

On December 2, 2021, AAGES (AY Holdings) B.V. changed its name to Liberty (AY Holdings) B.V.

Schedule A to the Original Schedule 13D is hereby amended and restated as set forth on Schedule A to this Amendment No. 12 and incorporated by reference herein are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of the Reporting Persons.

(d), (e) During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 12, as of the close of business on May 9, 2022, are incorporated herein by reference. As of the close of business on May 9, 2021, AY Holdings is the direct beneficial owner of 48,962,925 Ordinary Shares, representing approximately 42.9% of the issued and outstanding Ordinary Shares (based upon 114,095,845 Ordinary Shares issued and outstanding, as provided by the Issuer). Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings. Amendment No. 12 is being filed due to an increase in the issued and outstanding Ordinary Shares, which has resulted in a decrease in more than 1% of the Reporting Persons’ beneficial ownership. Separately, Mr. Kacprzak, Algonquin’s Chief Financial Officer, in his individual capacity, beneficially owns (and has sole voting and dispositive power over) 100 Ordinary Shares.

(c) No Reporting Person and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A, has effected any transactions in the Ordinary Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
	Name:	Arun Banskota
	Title:	President and Chief Executive Officer

By:	/s/ Arthur Kacprzak
	Name:	Arthur Kacprzak
	Title:	Chief Financial Officer

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Dana Easthope
	Name:	Dana Easthope
	Title:	Managing Director A

By:	/s/ Laurentius Ireneus Winfridus Klein
	Name:	Laurentius Ireneus Winfridus Klein
	Title:	Managing Director B

LIBERTY (AY HOLDINGS) B.V.

By:	/s/ Dana Easthope
	Name:	Dana Easthope
	Title:	Managing Director A

By:	/s/ Laurentius Ireneus Winfridus Klein
	Name:	Laurentius Ireneus Winfridus Klein
	Title:	Managing Director B

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons:

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Christopher J. Ball	229 Niagara Street Toronto, Ontario M6J 2L5	Executive Vice President, Corpfinance International Limited; President, CFI Capital Inc.	Canada

Arun Banskota	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	President and Chief Executive Officer, Algonquin Power & Utilities Corp.	USA

D. Randy Laney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Kenneth Moore	70 University Avenue, Suite 1400 Toronto, Ontario M5J 2M4	Managing Partner, NewPoint Capital Partners Inc.	Canada

Masheed Saidi	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Dilek Samil	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada

Melissa Stapleton Barnes	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Daniel Goldberg	160 Elgin Street, Suite 2100 Ottawa, Ontario K2P 2P7	President and Chief Executive Officer, Telesat Corporation	Canada and USA

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation or Employment	Citizenship

Arun Banskota	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	President and Chief Executive Officer, Algonquin Power & Utilities Corp.	USA

Arthur Kacprzak	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Financial Officer, Algonquin Power & Utilities Corp.	Canada

Johnny Johnston	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Operating Officer, Algonquin Power & Utilities Corp.	United Kingdom

Jeffery Norman	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Development Officer, Algonquin Power & Utilities Corp.	Canada

Mary Ellen Paravalos	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Compliance and Risk Officer, Algonquin Power & Utilities Corp.	USA

Kirsten Olsen	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Human Resources Officer, Algonquin Power & Utilities Corp.	Canada and United Kingdom

Jennifer Tindale	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Legal Officer and Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Helen Bremner	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Executive Vice President, Strategy and Sustainability, Algonquin Power & Utilities Corp.	USA and United Kingdom

Colin Penny	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Executive Vice President, IT and Digital Transformation	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Jan-Pieter van den Berg	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporate, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Payments & Transaction Monitoring, Vistra Netherlands	Netherlands

LIBERTY (AY HOLDINGS) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President, Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Jan-Pieter van den Berg	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporate, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Payments & Transaction Monitoring, Vistra Netherlands	Netherlands